SHEARMAN & STERLING


                           January 12, 1994



The Board of Directors
Paramount Communications Inc.
15 Columbus Circle
New York, NY  10023


Ladies and Gentlemen:

         Yesterday's letter from Wachtell Lipton, on behalf of QVC, to the Paramount Board was a transparent attempt to tilt the playing field in its favor and to eliminate the ability of Paramount's stockholders to make an informed choice between the Viacom and QVC offers.

         On January 7, Viacom increased the cash price of its tender offer to Paramount stockholders by over $1.1 billion, or more than $800 million more in cash than under QVC's offer. In full compliance with the bidding procedures agreed to by Paramount, Viacom and QVC, and as required by federal securities laws, Viacom also extended the expiration date of its tender offer until January
21. Now QVC, through a disingenuous press campaign and by seeking inappropriately to pressure you, is seeking to change the rules to suit its own purposes.

         Viacom's January 7 proposal represents in Viacom's opinion a substantial improvement for Paramount stockholders. Viacom increased the cash in its first step tender offer from $85 to $105 per share, or by over $1.1 billion, while reducing the value (based on January 6 closing prices) of the common stock offered in the second step by $900 million. This represents an improvement in the blended value of the transaction, based on market prices, of approximately $200 million, or $1.60 per share. This was accomplished by agreeing to sell Blockbuster approximately 22.7 million shares of Class B Common Stock at $55 per share, reflecting Viacom's and Blockbuster's view of the unaffected trading value of the Class B Common Stock, and providing to Paramount shareholders the benefit of the increased cash value of $55 per share paid by Blockbuster. Equally important, Viacom dramatically increased the certainty of the value of the consideration offered in the transaction by increasing the cash component of the blended value, based on market prices, from about 55% to about 65%. This reduces the



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                                   2



impact of short-term and deal-influenced price fluctuations on the overall value of the transaction. In addition, the preferred stock remained in place and in Viacom's view should benefit from the strengthening of Viacom's balance sheet and diversification of cash flows to be realized by combining Viacom, Blockbuster and Paramount.

         In addition to the specific changes to the offer outlined above, Viacom and Blockbuster agreed to merge, creating a premiere entertainment company which Viacom believes will significantly enhance the value to Paramount of merging with Viacom. Indeed, it is clear to Viacom that the combination of the three companies will create an even more diversified company than the Viacom and Paramount combination considered alone, with greater financial flexibility and stability of cash flows and the resources necessary to enable the combined companies to continue to compete successfully in the quickly evolving entertainment industry. A Viacom-Blockbuster-Paramount combination is in Viacom's view an international powerhouse which should ultimately be reflected in shareholder value.

         Viacom firmly believes that its current proposal to acquire Paramount is demonstrably superior to QVC's proposal. Attached to this letter is Smith Barney's summary analysis supporting this conclusion. Viacom believes that its Class B Common Stock currently is significantly undervalued, and that calculating the value of its offer for Paramount based on current trading values therefore significantly understates its inherent value. Viacom also believes that the value Paramount stockholders will ascribe to the Viacom proposal should not be, and ultimately will not be, determined based upon trading values created by short-term trading interests, the superficial press analyses on which QVC prefers to rely, or QVC's campaign of disinformation. Rather, Viacom believes that stockholders will assess (and that the Board in the exercise of its fiduciary responsibilities should also assess) Viacom's offer based on the higher percentage of cash offered and an assessment of the likely long-term trading values of Viacom's and QVC's securities on an unaffected basis following completion of the respective transactions. Viacom is confident that stockholders, once they understand the facts, will conclude that Viacom is offering superior overall value.

         Accordingly, it is ludicrous for QVC to suggest that Viacom's January 7 offer was made primarily or otherwise to extend the expiration date of QVC's offer in violation of the agreed bidding procedures. In any event, Viacom's management has confirmed to me unequivocally that this was not the case.

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                                   3



         QVC claims that Viacom's announcement of its offer on January 7 was "abusive and misleading," because it was announced on Friday afternoon and because the proposal is "front-end-loaded".

         QVC's rhetoric aside, it is important to set the record straight:

         1. The bidding procedures were agreed to by each of Viacom and QVC and, as the Board is aware, were based primarily on the procedures requested by QVC.

         2. Under the bidding procedures agreed to by QVC, Viacom was entitled to raise its offer at any time up until midnight on January 7, in which event QVC was required to extend its offer. In fact, Viacom announced its offer immediately after finalizing its agreements with Blockbuster, following several days of around-the-clock negotiations. Viacom has complied fully with the bidding procedures.

         3.   QVC complains that Viacom's offer is
    "front-end-loaded." In fact, Viacom and QVC are offering cash for the exact same percentage of shares of Paramount (50.1% of the outstanding shares, plus exercisable options). No doubt it concerns QVC that by offering cash for the same percentage of shares as QVC, Viacom has illustrated the significant difference in the cash offered under the two proposals. The cash advantage afforded to
                                  ---- ---------
    Paramount stockholders by the Viacom proposal is $105 compared to $92 for 50.1% of the Paramount shares, or $52.50 compared to $46 per share considered on a blended basis. The Paramount board, in establishing the bidding procedures, expressed a preference for cash. QVC itself previously touted its cash advantage. We believe Paramount's stockholders will now find the cash differential in favor of Viacom to be compelling, given the certainty of the value of cash as compared to the recent deal-driven volatility in the trading values of the securities offered in the two transactions.

         4.   The Viacom offer is not coercive.  The proration
              --- ------ ----- -- --- --------
    rules of the offer, when combined with the "pourover" provisions of the bidding procedures, ensure that all shareholders will have a full opportunity to tender into the winning offer and participate in the cash portion of the transaction. We would remind the Board that QVC specifically proposed the pourover provisions as a method of ensuring that neither offer would be coercive.

         5. QVC contrasts its conduct under the bidding procedures with Viacom's by claiming it submitted a "substantially increased bid on December 20..." However, we would point out to the Board that the $2 per share cash increase in QVC's December 20 offer, misleadingly ascribed to its not paying Viacom's $100 million termination fee, in fact primarily resulted from its slipping in a reduction of its minimum condition from 51% to 50.1% (freeing up approximately $100 million in cash). On January 7, Viacom simply matched QVC's minimum condition, to allow Paramount stockholders to compare "apples to apples".

         Based upon its mischaracterizations of Viacom's January 7 offer, QVC urges the Board to declare that Viacom's offer is in violation of the Exemption Agreement, so that Viacom would no longer be entitled to the rights it would otherwise have under that agreement. QVC also seeks other unilateral changes to the bidding procedures, changes which we can only assume it believes will increase the likelihood that it will prevail with its offer. In effect, QVC is seeking to have itself declared the "winner", and even refers to its "rightful victory".

         However, the issue is not QVC's "right" to victory,
for it has no such "right" independent of the Paramount stockholders' best interests. The real issue is whether the
                               --- ---- ----- -- ------- ---
Paramount stockholders will be permitted to choose which offer
- --------- ------------ ---- -- --------- -- ------ ----- -----
is superior, as contemplated by the bidding procedures.
- -- --------

         In contrast to QVC, Viacom seeks no special treatment. We are not seeking changes to the bidding procedures which could give Viacom an advantage. We are not threatening to drop our offer or to pursue litigation against Paramount, as has QVC.

         We will continue to play by the rules.  And most
            ----
importantly, we will continue to exhort the Board to abide by
                ----
the bidding procedures so that stockholders can decide which offer to accept. We believe the Board should be and will continue to be guided by this overriding principle. Viacom and its advisors are available to discuss our offer or any of the foregoing issues with the Paramount Board or its advisors.

                                  Very truly yours,

                                  /s/ Stephen R. Volk

                                  Stephen R. Volk

                         SMITH BARNEY SHEARSON ADDENDUM
                         ------------------------------

I.   Viacom's Revised Offer Is Substantially Improved

     .    Viacom significantly increased the cash portion of its bid

          --  Increased from $85/share to $105/share
          --  A total increase of over $1.1 billion

     .    Viacom greatly increased the certainty of the value of its bid

          --  Cash now represents 65% vs. 55% under its previous bid

          --  Any short term stock price fluctuation will have less impact

     . Viacom's blended offer improved by approximately $194 million or $1.58/share


               REVISED                                          PREVIOUS
               -------                                          --------

                         Exchange                             Exchange
                 %        Ratio      Value           %         Ratio       Value
                ---      --------   ------          ---       --------    ------
Cash           50.1%       $105     $52.61          51%          $85      $43.35
VIA($47.875)*  49.9%     .00000       0.00          49%       .20408        4.79
VIAB($43.500)* 49.9%     .93065      20.20          49%      1.08317       23.09
Conv.Pref.     49.9%     .30408       7.59          49%       .30408        7.59
                                    ------                                ------
                                    $80.40                                $78.82



*  Price as of 1/6/94 close

II. Viacom's Announced Merger with Blockbuster Adds Significant Value to a Viacom/Paramount Merger

     .    Blockbuster is an extremely well run high growth company

          --  largest retailer of home video products in the world
          --  leading national brand
          -- expected goal to become the largest U.S. music retailer in 1994 -- distributer of filmed entertainment through Spelling and Republic pictures
          --  significant growth expected in entertainment centers (Discovery
              Zone)

     . Wayne Huizenga, Steve Berrard and their management team will provide significant additional management strength for the combined companies.

     . Wall Street analysts are extremely positive on Blockbuster as shown by the most recent research reports.

     Date      Firm                Rating
     ----      ----                ------
     11/30/93  Robertson Stephens  Buy/Hold
     11/22/93  William Blair       Buy
     11/02/93  NatWest Securities  Buy
     11/01/93  Paine Webber        2-Buy
     10/27/93  Goldman Sachs       Moderate Outperform
     10/21/93  Kidder Peabody      Outperform
     10/21/93  Merrill Lynch       Buy

     . Blockbuster provides the combined Viacom/Paramount/Blockbuster a strong balance sheet, strong cash flow, and earnings diversification.

        -- Combined company is expected to have:

             - market capitalization in excess of $26 billion
             - 1994 cashflow (EBITDA) in excess of $2 billion
             - total debt/capitalization below 42%

     . The cashflow generated by a combined Viacom/Blockbuster/Paramount will be balanced, with each company contributing approximately one-third

         -- This will help offset Paramount's lower cash flow multiple and protect against Paramount's more volatile earnings base.

     . Blockbuster combined with Viacom/Paramount will provide significant additional revenue enhancements and cost reduction opportunities

          Revenue Enhancement           Cost Reduction
          -------------------           --------------
          - Retail Distribution         - Distribution
          - Merchandising               - Advertising
          - Multimedia                  - Overhead
          - Cross Promotion             - Purchasing economies
               MTV/music retail
               Showtime/video rental
               Nickelodeon/Discovery Zone
          - Database marketing
          - Fifth network
          - International
          - Edutainment
          - Live entertainment

III. Viacom's Offer is Superior to QVC's Offer

     .    Viacom is offering significantly more cash per share than QVC
                         Per Share      Total
                         ---------      -----
          Viacom         $105           $6.5 Billion
          QVC            $ 92           $5.7 Billion
                         ----           ------------
                         $ 13           $800 Million

          --   Approximately $6.52 more per share on a blended basis

     . Viacom believes its shares are significantly more valuable than QVC's shares

          --   Viacom is a much larger and diversified company than QVC

          Viacom/Blockbuster            QVC
          ------------------            ---
          - Cable TV Networks           - Home Shopping Cable Network
               - MTV
               - VH1
               - Nickelodeon
               - Nick at Nite
               - Showtime
               - The Movie Channel
               - Flix
          - TV and Radio Stations
          - Significant Cable Operations
          - Joint Ventures
               - Lifetime
               - Comedy Central
               - All News Channel
          - Video rental
          - Music retailing
          - Filmed entertainment
          - Entertainment Centers

          -- Viacom and Blockbuster have substantially more complementary assets to Paramount's than QVC

          -- The $3 billion of value created through a Viacom/Paramount combination that Booz Allen presented to Paramount is conservative

               -   This represents over $24/share of potential value

          -- Viacom's talented management team has an extremely successful track record of generating significant growth and innovation

IV. Viacom's Stock Price Should be Dramatically Higher than QVC's After a Completed Merger with Paramount

                                      VIA/  PCI/  BV      QVC/  PCI
                                      --------------      ---------
     - % Contribution to Combined
       EBITDA                         32%   34%   34%     25%   75%
     - Pre transaction EBITDA
       multiple (9/7/93*)             16.5x 10.4x 14.0x   15.5x 10.4x
     - Weighted avg EBITDA
       multiple                       13.6x**             11.7x
     - Implied stock price***         $55                 $26

*   Immediately before Viacom's announced merger agreement with Paramount
** Due to the substantial synergies expected to be achieved, and prospects for higher growth, the multiple could approach 15x for Viacom/Blockbuster/Paramount. *** Based upon estimated 1994 EBITDA and pro forma capitalization

     .    Viacom should trade now at $55 based on its weighted EBITDA multiple

     . Viacom's deal is now trading at a significantly lower 1994 EBITDA multiple than QVC's deal

     . Smith Barney believes QVC's current stock price does not reflect post transaction realities

          -- QVC's current price of $39 7/8 implies a multiple well in excess of 11.7x, its weighted average multiple - approximately 14.2x

          -- This implies that a management change results is over $2 billion of value

          -- QVC has stated it intends to sell Paramount's theme parks and TV stations which we believe to represent over 25% of Paramount's cash flow

               - The EBITDA multiple that could be achieved in a sale would be substantially below the multiple paid to acquire Paramount
               - This would further increase QVC's implied EBITDA multiple required to hold its current price

     . While Barry Diller may be an excellent manager, increasing Paramount's inherent growth rate by merely a management change appears unlikely

          -- In any event, Viacom and Blockbuster have achieved equal accomplishments without reliance on any one individual

     . Paramount's lower multiple reflects an expected lower growth rate

          -- This growth rate and multiple is in line with its closest comparables
               -    Time Warner
               -    Disney

     . While improving studio cash flow may be possible, the studio represents less than 20% of Paramount's cash flow

     . The remaining 80% of cash flow represent businesses where the growth and profitability can not be easily altered through management change

          -    Publishing               -    Theatres
          -    Madison Square Garden    -    TV stations
          -    MSG Cable Network        -    Theme Parks
          -    USA and SciFi Networks   -    Knicks and Rangers